AM 9/6/2005


05044092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 52215

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lighthouse Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 360
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Bradley & Jeffrey J. Morfit (212) 216-9727
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9/8/05

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Bradley & Jeffrey J. Morfit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Financial Group, Inc., as of June 30, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CCO CEO

Title

Notary Public

JENELLE H. SCARBROUGH
Notary Public, State of New York
No. 41-4979472
Qualified in Nassau County
Commission Expires March 25, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005



Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Lighthouse Financial Group, LLC

We have audited the accompanying statement of financial condition of Lighthouse Financial Group, LLC as of June 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Lighthouse Financial Group, LLC as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
August 19, 2005

LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Securities owned, at market value	$ 126,963
Receivable from brokers and dealers	99,867
Investment in non-marketable securities, at cost	25,000
Furniture and equipment at cost, net of accumulated depreciation of $24,398	16,183
Other assets	14,285
TOTAL ASSETS	$ 282,298

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Cash overdraft	$ 14,216
Accrued expenses and other liabilities	124,047
TOTAL LIABILITIES	138,263
MEMBERS' CAPITAL	144,035
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 282,298

The accompanying notes are an integral part of this statement.

LIGHTHOUSE FINANCIAL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lighthouse Financial Group, LLC (the "Company") was organized in Delaware on October 29, 1999. The Company began doing business as a registered broker-dealer with the National Association of Securities Dealers, Inc. on June 29, 2000 and the Securities and Exchange Commission on August 1, 2000. The Company was organized primarily to originate, place and act as an agent for private equity and bond securities. In addition, the Company acts as a broker executing transactions for its customers. All such transactions are forwarded to the Company's clearing agents, on a fully disclosed basis. The Company does not hold funds or securities for, nor owe funds or securities to customers. As stated in the operating agreement, the Company shall dissolve no later than October 29, 2029.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counter-party with which it conducts business.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities are valued at their last sales price at the close of business on such day. The resulting unrealized gain or loss is reflected in income. Subsequent market fluctuations may require selling the securities at prices which may differ from the market value reflected on the statement of financial condition. Investments in restricted equity securities are included in securities owned and are carried at historical cost.

As of June 30, 2005, the securities owned, at market value, and non-marketable securities, at cost reflected in the statement of financial condition are positions held at the clearing brokers.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

Investments in non-marketable securities are carried at cost.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

For financial reporting purpose, the Company has a fiscal year end of June 30, while using a December 31 year end for tax purposes.

3. OTHER ASSETS

Other assets include security deposits of $14,285, which will subsequently be used as rent for office space occupied by the Company.

4. COMMITMENTS

The Company rents office space in New York under a lease agreement that expires during 2007. Minimum future lease payments are as follows:

Year ending June 30,	
2006	58,454
2007	49,520
	$107,974

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York State LLC Filing fee, and as a result a provision is included on the Income Statement. The Company is also subject to New York City unincorporated business tax ("UBT"). No provision is included as of June 30, 2005, due to the net operating loss for UBT purposes.

6. OPTION AND WARRANT FEES

In its normal course of business, the Company received common stock options and warrants as fees for advisory services from various clients. The Company expects to continue to receive options and warrants, representing the right to purchase equity, in companies for which advisory services are provided as recurring fee based revenue. The options and warrants are then awarded to members and other participants in accordance with a schedule as determined by management.

At June 30, 2005, management did not determine the market value of the options or warrants, received from non-publicly traded companies, for its advisory services. Consequently, the financial statements are presented without any value or income relating to the options and warrants being held that were received from these non-publicly traded companies.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(a)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $44,483, which exceeded the minimum requirement of $25,000 by $19,483. The Company's ratio of aggregate indebtedness to net capital was 3.11 to 1.

9. SUBSEQUENT EVENT

Subsequent to year end the members unanimously agreed to reorganize the Company. The name of the Company has been changed to Sarli Financial, LLC. ("Sarli"). As per an Equity-for-Equity exchange agreement the members of Sarli will be transferring 100% of their membership interests into interests in Sarli Global, LLC ("Global") and the Company will become a wholly owned subsidiary of Global. It is management's intention to expand the business activities.